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www.nasonyeager.com

December 18, 2019

VIA EDGAR

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Stemsation International, Inc.
Offering Statement on Form 1-A
Filed November 5, 2019
File No. 024-11111

Ladies and Gentlemen:

This firm is counsel to Stemsation International, Inc., a Florida corporation (the "Company"). We note the receipt by the Company of the comment letter (the "Comment Letter") dated December 3, 2019 from the Staff of the Securities and Exchange Commission (the "Commission") regarding the above-referenced Offering Statement on Form 1-A (the "Form 1-A"). On behalf of the Company, we hereby provide responses to the comments in the Comment Letter and request that the Commission qualify the Form 1-A based on the responses contained herein and the amendments to the Form 1-A which are referenced in the responses.

To assist the Staff's review, we have included the text of the Staff's comments below in bold type. Except as otherwise noted in this letter, the information provided in response to the Staff's comments has been supplied by the Company, which is solely responsible for such information.

General

1.	We note that you filed a Form C Offering Statement on November 12, 2019. Please consider revising your risk factor on page 7 to specifically disclose your crowdfunding offering and its potential impact on this offering. Please revise, if appropriate, Item 6 to Part I of Form 1-A.

Answer: The Company has amended the risk factor on page 7 of the Form 1-A to disclose its crowdfunding offering and risks associated therewith. The Company’s crowdfunding offering is subject to a minimum amount of proceeds of $10,000. If the minimum amount is not met, subscriptions to the crowdfunding offering will be refunded. To date the Company has received less than the minimum amount in subscriptions to the crowdfunding offering. Therefore, because the minimum amount has not been met, no sales under the crowdfunding offering have been effected, and no revisions were made to Item 6 to Part I of the Form 1-A.

Securities and Exchange Commission

December 18, 2019

Cover Page

2.	Please revise your offering circular cover page to include the following:
●	The table required by Item 1(e) of Part II of Form 1-A;
●	A cross-reference to the section where the disclosure required by Item 14 has been provided;
●	The legend required by Rule 253(f) OF Regulation A; and
●	The duration of the offering.

Answer: The Company has amended its cover page to the Form 1-A to include the requested table, cross-reference, and legend. The Company has also added a description of the time period in which Company expects to keep the offering open.

Use of proceeds, page 23

3.	We note your disclosure on pages 4 and 34 that you intend to use the proceeds received from this offering to pay $120,000 for the Tiger and Citta notes. In the table presented on page 24, you state that only $90,000 will be used towards the repayment of the notes should you receive proceeds at the 25% level. Please revise to clarify this discrepancy.

Answer: The Company has revised the table to reflect that it will expend $120,000 if 25% of the maximum proceeds are raised.

Business, page 25

4.	We note your disclosure on page 12 that you may be delayed in obtaining FDA approval, or that you may not receive FDA approval for your future CBD products. Please disclose whether you are seeking FDA approval for any of your products referenced in this section.

Answer: The Company has amended its Business section to clarify that it will not require FDA approval for any of its initial products and does not expect to require FDA approval for any products currently in development.

Secondary Offering By Selling Stockholders, page 42

5.	Please revise your disclosure to clearly state that the selling stockholders will be offering their shares of common stock at a fixed price of $0.05 for the duration of this offering.

Answer: The Company has amended its Secondary Offering By Selling Stockholders section to reflect the fixed price as requested.

Signatures, page 44

Securities and Exchange Commission

December 18, 2019

6.	Please revise your signature page to have your principal financial officer, principal accounting officer, and a majority of the board of directors sign the offering statement in their individual capacities. Please refer to Instruction 1 to the Signatures page of Form 1-A.

Answer: The Company has amended its Signatures page to have Ray Carter sign in his individual capacity as principal executive officer, principal financial officer, and principal accounting officer; and to add the signature of Nick Panza in his individual capacity, who together with Ray Carter constitutes the Company's board of directors.

Exhibit 12, page 1

7.	Please have counsel revise the legal opinion to opine, if true, that the 10,000,000 common stock shares being offered by the selling stockholders are legally issued, fully paid, and non-assessable. Please refer to Section II.B.2.h of Staff Legal Bulletin No. 19.

Answer: The Company's counsel has revised its legal opinion to reflect that the 10,000,000 shares of common stock being offered by the selling stockholders are legally issued, fully paid and non-assessable.

In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering.

Answer: The Company is relying on applicable exemptions to registration requirements under the blue sky or securities laws of New York, Wyoming and Puerto Rico, the states and territory in which it is conducting this offering.

Pursuant to Article 23-A of New York's General Business Law, the offer and sale of securities in the state of New York are not subject to state registration requirements.

Pursuant to Section 17-4-202(a)(xiii)(A) of the Wyoming Securities Act, offers and sales to certain institutional investors in Wyoming are exempt from the registration requirements of that state. The Company is relying on this exemption in engaging in this offering in Wyoming and intends to offer and sell its securities only to investors that it knows or reasonably believes fall within Wyoming's definition of "institutional investor."

Pursuant to Section 881(b)(9) of the Puerto Rico Securities Act (the "PRSA"), an offer and sale of securities in Puerto Rico is exempt if made to no more than 10 people in Puerto Rico during any 12 month period, the issuer reasonably believes the buyers in Puerto Rico are purchasing for investment, and no commission is paid for solicitation of any prospective buyer in Puerto Rico. The Company is relying on this exemption in engaging in this offering in Puerto Rico and intends to only offer or sell its securities in Puerto Rico in a manner that complies with the provisions of Section 881(b)(9) of the PRSA.

The Company requests that, if the responses and revisions described above are to the Commission's satisfaction, the Commission qualify the Company's Form 1-A, as amended in response to the Commission's comments in the Comment Letter. Should you have any questions regarding the Form 1-A or the responses and revisions contained herein, please contact the undersigned at (561) 227-7477.

Very truly yours,

/s/ Nason, Yeager, Gerson, Harris & Fumero, P.A.
Nason, Yeager, Gerson, Harris & Fumero, P.A.